copernic

April 11, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Mark Kronforst, Accounting Branch Chief

Re:	Copernic Inc. Form 6-K filed March 6, 2007 File no. 000-171164

Dear Mr. Kronforst:

We are submitting this letter as suggested during our conference call on March 25, 2008 at 1:00 pm, which included Messrs. David Edgar, Michael Storck, Daniel Filion, you and I. As requested, the objective of this letter is to summarize the communications with Copernic Technologies Inc. (“CTI”) and PricewaterhouseCoopers LLP (“PWC”) and the information obtained thus far in an effort to resolve the issues identified in your letters dated October 31, 2007 and November 28, 2007 concerning CTI’s audited financial statements furnished with the Form 6-K filed March 6, 2007 (“CTI Financial Statements”).

On December 22, 2005, Copernic Inc. (“Copernic” or the “Company”), formerly known as Mamma.com Inc., acquired, directly and indirectly, 100% of the issued and outstanding shares of CTI. Following the transaction, I identified and discussed required financial information to be included in the Business Acquisition Report with Martin Bouchard, CEO of CTI, and PWC’s representatives from the Quebec City office. I also had a few communications with Messrs. Laurent Despres and Richard Dionne, representatives of PWC. These communications were related to the nature and presentation of the required information and the time schedule necessary to meet the regulatory deadline.

Part of the planning was to discuss how Coveo Solutions Inc. (“Coveo”) should be presented in the CTI Financial Statements for the three years ended June 30, 2003, 2004 and 2005. Coveo was a division of CTI up until September 1, 2004 and subsequently became a subsidiary. Immediately prior to the conclusion of the purchase of CTI by Copernic, Coveo was spun-off due to the fact that Copernic was not purchasing Coveo’s business. Coveo’s spin-off raised the question of how Coveo’s operations should be presented in the CTI Financial Statements. Two options were considered: 1) to present Coveo as discontinued operations in the CTI Financial Statements or 2) to exclude Coveo from CTI as a carve-out. To make sure that the Company made the proper presentation, Copernic asked its U.S. legal counsel, Michael Storck, to contact the United States Securities and Exchange Commission (“SEC”) to find an appropriate representative who could be consulted.

Mr. Storck called Kenya Wright of the SEC’s Corporation Finance staff on January 26, 2006. Ms. Wright suggested that the Company speak with Celeste Murphy, Special Counsel in the Mergers and Acquisitions Branch of SEC Corporation Finance. Mr. Storck spoke to Ms. Murphy on January 27, 2006, who advised we should speak to G. Anthony Lopez, Associate Chief Accountant in the SEC’s Office of the Chief Accountant, who Ms. Murphy indicated “could probably answer the question quickly". Mr. Storck and I spoke with Mr. Lopez that same day, who suggested that Copernic should proceed under FAS 144 with a Discontinued Operations presentation. This information was then transmitted to PWC in order to obtain the required financial statements. PWC agreed to this approach and never mentioned any problem with providing financial statements with the required format and presentation.

During the process of preparing the CTI Financial Statements, in accordance with the presentation described above, PWC never advised me that the auditors’ report and/or the financial statement presentation would contain a note to explain that the CTI Financial Statements would be unconsolidated. Mr. Bouchard, who was the prime contact with PWC, never mentioned anything to me on this matter either. One day prior to the deadline for filing the Business Acquisition Report with the Ontario Securities Commission (“OSC”), PWC transmitted the auditors’ report and audited financial statements. I immediately called Mr. Laurent Despres from PWC to ascertain whether the presentation of the auditors’ report and audited financial statements conformed with regulatory requirements. Mr. Despres confirmed to me that they had consulted PWC’s professional practice group and concluded that the submitted auditors’ report and audited financial statements were in compliance. Copernic then filed all the material on EDGAR and SEDAR as required.

On October 31, 2007, the SEC through its Division of Corporation Finance, sent a letter to the Company under File No. 000-171164. On November 2, 2007, a preliminary discussion with Mr. Storck was initiated and on November 5, 2007, a copy of the letter was sent to our auditors, RSM Ritcher LLP, and a copy was also sent to PWC. Throughout November 2007, I had several conversations with PWC in order to obtain information for the Company’s response. A final draft response was sent to PWC in order to ensure that the explanation that they provided to us was reflected accurately in our draft response. Mr. Despres confirmed to me that the proposed letter accurately reflected the situation. The Company’s response to the SEC was sent on November 27, 2007.

On November 28, 2007, the SEC sent another letter following the Company’s response of November 27, 2007. On December 7, 2007, I sent an e-mail with the SEC letter dated November 28, 2007 to Mr. Despres of PWC requesting a call to discuss potential solutions in order to resolve the issues concerning the CTI Financial Statements. I requested that a representative from PWC’s professional practice group be present on the call in order to be more efficient in finding a solution.

On December 10, 2007, I sent examples to Messrs. Despres, Dionne and Bouchard showing carve-out presentations prepared for other companies by PWC in the U.S. On December 11, Messrs. Despres and Dionne called me to ask what the Company was requesting concerning the SEC matter. I confirmed that PWC’s auditors’ report and audited financial statements did not meet the SEC and OSC requirements for the CTI Financial Statements. I suggested that a carve-out presentation, excluding Coveo, might be the best presentation and recommended that the Company get a modified auditors’ report to meet the requirements. Mr. Despres confirmed that he would consult PWC’s professional practice group and get back to me. On December 12, Messrs. Despres and Dionne called me. They confirmed that they had spoken to their professional practice group in Montreal and PWC’s response was that PWC would give the Company access to their audit files but PWC would not do any additional work related to the SEC matter. They made clear that the reason for PWC’s disinterest in cooperating is linked to the relationship between PWC Montreal and the Company (PWC Montreal resigned as auditors of the Company in February 2005). Due to the fact that I was alone on the call, I asked to have another call at 4:30 pm that same day with other representatives of Copernic. On the 4:30 call, David Goldman, Executive Chairman, Martin Bouchard, then CEO of the Company, Laurent Despres, Richard Dionne and I were present. Mr. Despres reconfimed PWC’s position on the matter.

On December 19, 2007, the Company sent a letter to PWC requesting that PWC reconsider its position. The Company has not received any response to this letter.

On January 7, 2008, I called Mr. Daniel Filion, Partner at KPMG’s Professional Practice Group, to obtain advice from him on the issue of PWC and to ask him if he would act as the Company’s consultant in this matter, which he agreed to do. I sent him all the relevant material for his review. Mr. Filion contacted PWC Montreal to reinitiate communication between PWC and Copernic. PWC mentioned to Mr. Filion that they would listen to the Company’s request to revise the CTI Financial Statements when all supporting documents concerning CTI and Coveo would be available and when the financial statements would be fully completed in accordance with GAAP, including the appropriate VIE accounting. Mr. Filion told me, however, that Mr. A. Dugal, PWC’s partner in charge of the audit practice in Montreal, the representative with whom Mr. Filion spoke clearly mentioned that PWC was not making a commitment other than to listen at that time and to possibly reconsider the situation but that PWC retained its rights to do nothing at all.

Mr. Filion and I prepared a list of information in order to arrive to a proper conclusion for the presentation of the CTI Financial Statements. Mr. Martin Bouchard put Coveo’s CFO in contact with me. On January 30, 2008, Copernic started obtaining information from Coveo’s CFO, Mr. Jean Lavigueur.

As of today, the Company is still waiting for information from Mr. Lavigueur. It seems that it is and will remain very difficult to get all the required information necessary to determine the proper presentation for Coveo due to the multiple financings Coveo underwent after it became a subsidiary of CTI. I have serious doubts that the required information necessary to revise the CTI Financial Statements is or will become available. Therefore, it will be impossible to execute the required tasks to address the issues identified by the SEC.

After a few months of communication and research, the Company expects that it will be impossible to get all required information and, therefore, the Company respectfully requests a post-filing waiver from the Division of Corporation Finance (“Division”) with respect to the CTI Financial Statements and auditors’ report in order to resolve these issues and confirmation that the staff of the Division will not recommend that the SEC take any enforcement action against the Company in connection with the CTI Financial Statements or the auditors’ report.

Best regards,

/s/ Daniel Bertrand
Daniel Bertrand
Executive Vice President and CFO